SMARTIRE SYSTEMS INC.
150-13151 Vanier Place
Richmond, British Columbia, V6V 2J1

                                June 11, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      SmarTire Systems Inc.
Registration Statement on Form SB-2
Registration No. 333-139887

Ladies and Gentlemen:

On behalf of SmarTire Systems Inc.  (the “Company”), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 3:00 p.m., New York City time, on Wednesday, June 13, 2007, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that Thomas P. Gallagher or Kevin M. Briody (telephone 609-452-6000) be advised upon the Registration Statement becoming effective.

                                                          Respectfully submitted,

                                                          SmarTire Systems Inc.

                                                         /s/  Jeff Finkelstein

                                                          Jeff Finkelstein
                                                          Chief Financial Officer